UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

  Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)


                              (Amendment No. __)

                              ONIX Systems Inc.
                               (Name of Issuer)

                   Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 67088G 10 8
                                (CUSIP Number)

                              December 31, 1998
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed: X Rule 13d-1(d)

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            1
                           NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186

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            2
                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware

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            5              SOLE VOTING POWER

                           11,629,567                                      [   ]
-------------------------------------------------------------------------------
 NUMBER OF SHARES     6    SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          0
       WITH
-------------------------------------------------------------------------------
                      7
                           SOLE DISPOSITIVE POWER

                           11,629,567

-------------------------------------------------------------------------------
                      8
                           SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------

            9
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
                           11,629,567
-------------------------------------------------------------------------------
            10
                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [ ]
                           EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------

            11
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           81.04%
-------------------------------------------------------------------------------
            12
                           TYPE OF REPORTING PERSON *

                           CO
-------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

      This Schedule 13G relates to ONIX Systems Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

      The Issuer's principal executive offices are located at 22001 North Park Drive, Kingwood, Texas 77339-3804.

Item 2(a).  Names of Persons Filing.

      This  Schedule  13G  is  being  filed  by  Thermo  Electron  Corporation
("Thermo Electron") and its majority-owned subsidiary Thermo Instrument Systems Inc. ("Thermo Instrument" and, together with Thermo Electron, the "Reporting Person").

Item 2(b).  Address of Principal Business Offices.

      The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Item 2(c).  Citizenship.

      The Reporting Person is a Delaware corporation.

Item 2(d).  Title of Class of Securities.

      This Schedule 13G relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

Item 2(e).  CUSIP Number.

      The CUSIP number of the Common Stock is 67088G 10 8.

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

      (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.

      Not applicable.

Item 4.  Ownership.

      (a)  Amount  beneficially  owned  by the  Reporting  Person:  11,629,567 shares.

      (b)  Percent of class owned by the Reporting Person: 81.04%

      (c) Number of shares as to which the Reporting Person has:

          (i)   Sole power to vote or to direct the vote: 11,629,567
          (ii)  Shared power to vote or to direct  the vote: 0
          (iii) Sole power to dispose or to direct the disposition of:11,629,567
          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent of Less of a Class.

      Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8.  Identification and Classification of Members of the Group.

      See attached Exhibit 8.

Item 9.  Notice of Dissolution of Group.

      Not applicable.

Item 10.  Certification.

      Not applicable.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: January 20, 1999              THERMO ELECTRON CORPORATION


                                   By:  /s/ Theo Melas-Kyriazi
                                        Theo Melas-Kyriazi
                                        Vice President and
                                        Chief Financial Officer

                          EXHIBIT 8 TO SCHEDULE 13G


      This Schedule 13G is being filed to reflect the ownership of the shares of Common Stock of the Issuer by each of Thermo Electron and its majority-owned subsidiary Thermo Instrument.